GUIDED THERAPEUTICS, INC.

5835 Peachtree Corners East • Suite D • Norcross, GA 30092

June 15, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guided Therapeutics, Inc.
Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing with the Securities and Exchange Commission on behalf of Guided Therapeutics, Inc., a Delaware corporation (the “Company”), is a preliminary proxy statement on Schedule 14A and form of proxy relating to the Company’s annual stockholders’ meeting.

The Company intends to release definitive copies of the proxy statement and form of proxy to security holders on June 26, 2016.

Please contact Heith D. Rodman, at Jones Day, the Company’s outside counsel, at (404) 581-8356 if you have any questions concerning the filing. Thank you for your attention to this matter.

Very truly yours,

/s/ Gene S. Cartwright

Gene S. Cartwright
President